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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR

               For Period Ended: April 30 1997
                                 -------------
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Delta Computec Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

900 Huyler Street
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Address of Principal Executive Office (Street and Number)

Teterboro, New Jersey 07608
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant needs additional time to file due to changes that have been agreed to today. Such changes positively affect the Company's financing and liquidity, requiring disclosures in the Form 10-Q filing for the period ended April 30, 1997, making it impossible to complete the report by the due date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Frank J. Donnelly                          (201)          440-8585
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                 / / Yes  /x/ No

    Proxy Material as to be included in Part III, Form 10-K Report For The Year Ended October 31, 1995

    Form 10-K Report For The Year Ended October 31, 1996

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Delta Computec Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 1997               By /s/ Frank J. Donnelly
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                                     Frank J. Donnelly, Chief Financial Officer


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The Company's net income from continuing operations for the three months ended
April 30, 1997 was $36,306 (1.1%), or less than $.005 per share (on 15,681,157 weighted average common shares outstanding for the three months ended April 30,
1997), compared to net income from continuing operations of $58,964 (1.9%), or $.01 per share for the three months ended April 30, 1996 (on 6,811,575 weighted average common shares outstanding for the three months ended April 30, 1996). Net income from continuing operations for the six months ended April 30, 1997 was $336,878 (4.8%), or $.02 per share (on 13,769,539 weighted average common shares outstanding for the six months ended April 30 1997), compared to net income from continuing operations of $10,622, or less than $.005 per share for the six months ended April 30, 1996, (on 6,811,575 weighted average common shares outstanding for the six months ended April 30, 1996). The improvement of $326,256 in net income from continuing operations for the six months ended April 30, 1997 reflected the earnings benefit from a new project started in October, 1996 plus a growth in the Company's core business as management was able to refocus its energies and concentrate on developing its continuing business.

The Registrant's lending agreement with its commercial lenders, who are also its principal shareholders and controlling persons, has been amended to, among other matters, extend the term of the lending agreement to March 31, 1997, and this date was subsequently further extended until April 30, 1997 and then to June 30, 1998. The maximum amount of the loan has also been increased from $2,550,000 to $2,950,000. If any loans are ever made in excess of the Available Borrowing Base (as defined in the lending agreement), such excess amounts shall bear interest at 5% over the Prime Rate. The lenders and the Registrant have also revised the factors determining the basis upon which receivables will be eligible for inclusion in the Borrowing Base. The Registrant's management believes that this amended lending agreement will provide it with necessary liquidity and cash resources.